Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


For the month of April, 2001


                     Euro Tech Holdings Company Limited
                -----------------------------------------------
                (Translation of registrant's name into English)


        18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
        -------------------------------------------------------------
                    (Address of Principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  [ X ]        Form 40-F  [   ]


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [   ]      No [ X ]

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b): 82-______________


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Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 2


Item 5.	Other Events
--------------------

	On April 27, 2001, Euro Tech Holdings Company Limited (the "Registrant") issued a press release updating its prior press release (March 19, 2001) with regards:

        - the status of its efforts to acquire a minority equity interest in a private Shanghai based engineering firm;

        - The opening of a "pilot" shop to sell products directly to customers in Shanghai;

The press release is attached as an exhibit and is incorporated by reference herein.


Item 7.	Financial Statements and Exhibits
-----------------------------------------

	Exhibit - Press Release dated April 27, 2001.



                                SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      EURO TECH HOLDINGS COMPANY LIMITED
                                      (Registrant)




Dated: April 27, 2001                 By:      /s/ T.C. Leung
                                         ---------------------------------
                                         T.C. Leung, Chief Executive
                                         Officer and Chairman of the Board



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Exhibit - Euro Tech 6K April, 2001

Euro Tech Holdings -Update: Announcing Opening of "Pilot" Shop in
                            Shanghai and Extension of Time to Complete
                            Equity Investment in Shanghai Engineering Firm.

HONG KONG, April 27, 2001/PRNewswire/--Euro Tech Holdings Company Limited (Nasdaq: CLWT: CLWTW: ("Euro Tech"). On March 19, 2001 we announced that it had entered into a non-binding letter of intent to acquire a 30% equity interest in Pact Asia Pacific Ltd. and Yixing Pact Environmental Technology Company, Ltd. ("Pact") for approximately U.S.$290,000, subject to final negotiations. Pact is a privately owned engineering firm situated in Shanghai that is believed by Euro Tech to specialize in the design, manufacture and operation of water and waste water treatment plants in several industries situated in China. Euro Tech believes that Pact's business is complementary to Euro Tech's as Euro Tech continues to focus on sales and marketing of products of others. Also, Euro Tech anticipates that if it is able to secure an equity stake in Pact, its ability to become a supplier to Pact will be enhanced. The acquisition of an equity stake in Pact is subject to the negotiation of a definitive agreement, Euro Tech's due diligence investigation of Pact, its finances, operations and certain legal requirements, was to be originally accomplished by April 23, 2001 has been extended to May 31, 2001. There can be no assurance that Euro Tech will successfully complete such acquisition, it will perform as anticipated, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to Euro Tech or that Euro Tech will not lose its entire investment.

On April 20, 2001 Euro Tech officially opened a "pilot" shop in Shanghai to sell inventoried water and other electronics testing equipment to potential customers. Euro Tech's "pilot" shop is located at 185 Beijing Road (East) in Shanghai. If the Shanghai "pilot" shop proves commercially feasible, Euro Tech intends to open a second shop in Beijing in the last quarter of this year and intends to explore having independent third parties, not otherwise affiliated with Euro Tech, establish similar shops in other cities in China. In view of China's impending WTO accession, the "pilot" shop and possible shops to be opened by independent third parties represent a new marketing tool to be used by Euro Tech. There can be no assurance that the "pilot" shop will prove to be commercially viable, that Euro Tech will not sustain losses in connection with the founding costs of opening and running the "pilot" shop, hiring personnel and similar expenses. There can be no assurance that similar shops will be established by independent third parties, that any such third party shop will be come commercially viable, or result in any significant revenues or profits to Euro Tech.

Certain statements in this news release regarding Euro Tech's expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Euro Tech would like to caution readers regarding certain forward-looking statements in this document and in all of its communications to shareholders and others, press releases, securities filings, and all other communications. Such statements indicate uncertainty and Euro Tech can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having Euro Tech's offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with Euro Tech's own suppliers, dependence on


          Exhibit - Pg. 1


vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely deployment of resources. Please see the "Risk Factors" in Euro Tech's filings (including Forms 20-F) with the Securities and Exchange Commission for a description of some, but not all, risks, uncertainties and contingencies.

/CONTACT: T.C. Leung, Chairman and CEO, or Jerry Wong, CFO, +852-2814-0311, or fax +825-2873-4887, both of Euro Tech Holdings/




          Exhibit - Pg. 2